Pacer Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan St.
Milwaukee, WI 53202

June 8, 2015

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) Pre-Effective Amendment No. 2 File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments we received from you on June 8, 2015 with respect to Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Trust’s initial series, Pacer Trendpilot 750 ETF, Pacer Trendpilot 450 ETF, Pacer Trendpilot 100 ETF (collectively, the “Trendpilot ETFs”) and Pacer US Export Leaders ETF (together with the Trendpilot ETFs, the “Funds”).  For your convenience, the comments we received have been reproduced below with responses following each comment. Capitalized terms have the same meaning as in the Amendment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.
With respect to each Trendpilot ETF, please clarify in the strategy disclosure in the summary section that, although the Index may move from its 50/50 position to either its Equity or T-Bill position, once in its T-Bill position, the Index will not move to the 50/50 position. Additionally, with respect to each Trendpilot ETF’s “T-Bill Indicator,” please explain “as of the fifth prior business day” in plain English. Please also consider adding a detailed example to further clarify the operation of the T-Bill Indicator.

Response:	The disclosure with respect to the T-Bill Indicator for each Trendpilot ETF has been revised to read as follows (to be modified for the applicable index for each Trendpilot ETF):

T-Bill Indicator.When the Wilshire Large-Cap TR’s 200-day moving average closes lower than its value from five business days earlier (the “T-Bill Indicator”), the exposure of the Index will be 100% to 3-Month US Treasury bills, effective on the second business day following the date of the T-Bill Indicator.

For example, if today is Wednesday and the Wilshire Large-Cap TR’s 200-day moving average closes lower than it did on the fifth preceding business day (Wednesday of the preceding week), the T-Bill Indicator is triggered. Unlike the operation of the Equity Indicator and 50/50 Indicator, the closing values on the days in between today and the fifth preceding business day do not affect whether the T-Bill Indicator has been triggered; rather, the T-Bill Indicator simply compares today’s closing value to the closing value five business days earlier.

Once the T-Bill Indicator has been triggered, the exposure of the Index will next change to be 100% to the Wilshire Large-Cap if the Equity Indicator is triggered, effective on the second business day following the date of the indicator. Once the T-Bill Indicator has been triggered, the Index will not return to its 50/50 position unless the Equity Indicator is first triggered, followed by the 50/50 Indicator being triggered.

*           *           *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust